UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Tel Group, Inc.
 (Name of Issuer)

Series A and Series B Common Stock
(Title of Class of Securities)

Kenneth L. Waggoner, 12526 High Bluff Drive, Suite 155, San Diego, California 92130, (760) 230-8986
(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

April 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Tay Yong Lee (“Colin Tay” or “Mr. Tay”).

2.  Check the Appropriate box if a Member of a Group (See Instructions)

(a)	x

(b)	Not applicable.

3.  SEC Use Only

4.  Source of Funds (See Instructions)

OO

5.  Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d)   or 2(e)
None.

6.  Citizenship or Place of Organization

Citizen of Singapore.

7.	Sole Voting Power

Colin Tay has sole voting power of 18,000,000 shares of the Company’s Series A Common Stock (“A Shares”).  In addition, Mr. Tay has sole voting power of 58,867,119 A Shares as a result of being the only director and shareholder of Trussnet Capital Partners (HK), Ltd. (“TCP”).  Mr. Tay also has sole voting power of 66,909,088 shares of the Company’s Series B Common Stock (“B Shares”).

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8.	Shared Voting Power

None as to either the A Shares or the B Shares.

9.	Sole Dispositive Power

Mr. Tay has sole dispositive power of 76,867,119 A Shares and 66,909,088 B Shares.

10.	Shared Dispositive Power

Mr. Tay does not share dispositive power as to either his A Shares or his B Shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Mr. Tay’s aggregate amount of beneficially owned common stock of the Company is 143,776,207 shares.

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares.
It does not.

13.	Percent of Class Represented by Amount in Row (11)

    A Shares: 16.4%.  B Shares: approximately 50%.

14.  Type of Reporting Person

HC.

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1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Trussnet Capital Partners (HK) Ltd., a Hong Kong corporation (“TCP”).  TCP has no I.R.S identification number.

2.  Check the Appropriate box if a Member of a Group (See Instructions)

(a) x

(b)	Not applicable.

3.  SEC Use Only

4.  Source of Funds (See Instructions)

OO.

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d) or 2(e)

None.

6.  Citizenship or Place of Organization

Hong Kong corporation.

7.	Sole Voting Power

58,867,119 A Shares.

8.	Shared Voting Power

None.

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9.	Sole Dispositive Power

58,867,119 A Shares.

10.	Shared Dispositive Power

None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

58,867,119 A Shares.

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

                   12.6%.

14.  Type of Reporting Person

OO.

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the Series A and Series B Common Stock of China Tel Group, Inc., a Nevada corporation (“Company”).  The principal executive office of the Issuer is 12526 High Bluff Drive, Suite 155, San Diego, CA 92130.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by Colin Tay and Trussnet Capital Partners (HK) Ltd., a Hong Kong corporation (“TCP”).

(b)	The business address for Colin Tay is 12526 High Bluff Drive, Suite 155, San Diego, California 92130. The business address for TCP is Room M 202 Haleson Building, 1 Jubilee Street, Central, Hong Kong

(c)	Mr. Tay is the President of the Company and the sole director and shareholder of TCP.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)
During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(e)	Mr. Tay is a citizen of Singapore. TCP is a Hong Kong corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 2, 2009, Colin Tay was issued 18,000,000 A Shares, valued at $9,639,000.00, as compensation for services rendered pursuant to his Independent Contract’s Agreement with the Company effective May 1, 2008. (“Tay ICA”)

On June 10, 2010, the Company issued 58,867,119 A Shares to TCP for the payment of interest and extensions fees in the amount of $24,488,721 the Company owed to TCP pursuant to a promissory note between the Company and TCP dated March 9, 2009, as amended (“TCP Note”).

On April 12, 2011, Colin Tay was issued 66,909,088 B Shares, as compensation for continued services rendered pursuant to his Executive Employment Agreement (“Tay Employment Agreement”) with the Company effective November 1, 2010.  These B Shares have a value of $66,909.09.

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ITEM 4. PURPOSE OF TRANSACTION.

The purpose of these transactions was for Colin Tay to receive: (i) A Shares as compensation for services rendered pursuant to the Tay ICA; (ii) A Shares for interest and extension fees pursuant to the TCP Note; and (iii) B Shares in connection with the Tay Employment Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
Colin Tay is the beneficial owner of 76,867,119 A Shares, representing 16.4% of the Company’s A Shares, and 66,909,088 B Shares, representing approximately 50% of the Company’s B Shares.  TCP is the beneficial owner of 58,867,119 A Shares, representing 12.6% of the Company’s A Shares, as reflected in the Company’s Form 10-K for the period ended December 31, 2010 filed with the United States Securities and Exchange Commission on April 15, 2011.

(b)	Colin Tay has the sole power to vote and dispose of 76,867,119 A Shares and of 66,909,088 B Shares. TCP has the sole power to vote and dispose of 58,867,119 A Shares.

(c)	None, other than described in Item 3. above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Company and Colin Tay entered into an Independent Contractor Agreement pursuant to which Colin Tay performed consulting services for the Company.  The Company paid Mr. Tay a fix fee of 18,000,000 A Shares for such services.

On June 10, 2010, the Company issued 58,867,119 A Shares to TCP for the payment of interest and extensions fees the Company owed to TCP pursuant to the TCP Note.  Mr. Tay is the sole director and shareholder of TCP.

The Company and Colin Tay entered into the Tay Employment Agreement to retain Mr. Tay’s services through December 31, 2013.  Among other things, the Tay Employment Agreement requires the issuance of 66,909,088 shares of the Company’s B Shares as part of the consideration for Mr. Tay’s continued services to the Company.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.	Independent Contractor Agreement between the Company and Colin Tay effective May 1, 2008 [Incorporated by reference to the Company’s Current Report on Form 10-K filed on April 15, 2010].

2.	Executive Employment Agreement between the Company and Colin Tay effective November 1, 2010 [Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 6, 2011].

3.	Promissory Note, dated March 9, 2009, between the Company and Trussnet Capital Partners (HK) Ltd. in the amount of $191,000,000.

4.
First Amendment to Promissory Note, dated March 5, 2010, between the Company and Trussnet Capital Partners (HK) Ltd. [Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on March 5, 2010].

5.
Second Amendment to Promissory Note, dated March 16, 2010, between the Company and Trussnet Capital Partners (HK) Ltd. [Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on March 18, 2010].

6.
Third Amendment to Promissory Note, dated April 9, 2010, between the Company and Trussnet Capital Partners (HK) Ltd. [Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on April 13, 2010].

7.
Fourth Amendment to Promissory Note, dated May 9, 2010, between the Company and Trussnet Capital Partners (HK) Ltd. [Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 12, 2010].

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:           May 12, 2011

TAY YONG LEE By: /s/ TAY YONG LEE TRUSSNET CAPITAL PARTNERS (HK) LTD. By: /s/ TAY YONG LEE

Exhibit B

PROMISSORY NOTE

$191,000,000	March 9_________________________, 2009

FOR VALUE RECEIVED, CHINA TEL GROUP, INC, a Nevada corporation (the "Maker"), having an office at 8105 Irvine Center Drive, Suite 800, Irvine, CA 92618, does hereby promise to TRUSSNET CAPITAL PARTNERS (HK) LTD, a Hong Kong limited liability company (the “Payee”) having an office at _____________________________________, or at such other place as Payee may designate in writing, in lawful money of the United States of America, the principal sum of One Hundred Ninety One Million Dollars ($191,000,000) under this promissory note (the “Note”) in accordance with the following terms:

1.           Interest. This Note shall bear interest at Eight Percent (8%) per annum.  Interest payments shall be payable quarterly on the 9th of June, September, January and March.

2.           Maturity Date. The entire outstanding principal amount of this Note shall be due and payable on March 9, 2010 (the "Maturity Date"), subject to mandatory prepayment of this Note as set forth herein.

3.           No Guarantees of Payment.  Nothing contained in this Note or any other agreement or instrument shall be deemed or construed to constitute a guaranty or undertaking by the Maker or any officer, director, shareholder, employee, agent or consultant of the Maker, or any other person, of any of the obligations of the Maker under this Note; it being understood and agreed by the Payee that, absent the receipt by the Maker of funds from the issuance and sale of its securities on or prior to the Maturity Date, the Maker will not have any funds or financial resources to pay all or any portion of its obligations under this Note on the Maturity Date or otherwise.

4.           No Personal Liability; Non-Recourse Obligation. The Payee hereby acknowledges and agrees that the sole source for payment of the outstanding principal amount of this Note shall be the proceeds from the issuance and sale of securities of the Maker or the foreclosure and transfer to the Payee of the “Pledged Securities” (as that term is defined in the Pledge Agreement). Accordingly, and notwithstanding anything to the contrary, express or implied, contained in this Note or in the Pledge Agreement:

(a)           absent only acts or omissions of the Maker constituting actual fraud against the Payee, neither the Maker, the Maker nor any officer, director, shareholder, employee, agent or consultant of the Maker, or any other person shall have any personal liability or obligation to the Payee pursuant to this Note; and

(b)           except for such Pledged Securities and the proceeds thereof which shall be subject to the Pledge Agreement referred to in Section 8 below, none of the assets or properties of the Maker, or any officer, director, shareholder, employee, agent or consultant of the Maker, or any other person (including without limitation any portion of the ordinary shares of the Maker owned by its existing shareholders or their transferees) shall be subject to any claims, attachments, liens, security interests or rights in favor of the Maker to secure payment of this Note.

5.           Payment on Maturity Date: Mandatory Prepayments.

(a)           The entire outstanding principal amount and accrued and unpaid interest under this Note shall be due and payable in full on the Maturity Date.

(b)           Notwithstanding the foregoing, if, at any time or from time to time prior to the Maturity Date the Maker shall issue and sell for cash consideration, any equity or debt securities of the Maker prior to the Maturity Date, then the Maker must remit to the Payee all of the net proceeds (after deduction and payment of all selling commissions and offering expenses) received by the Maker from any such sale, transfer or exercise in order to prepay, in whole or in part, all or an applicable portion of the then outstanding principal amount  of this Note.

6.           Delivery of Pledged Securities; Cancellation of Note.

(a)           On each occasion that the outstanding principal amount of this Note is prepaid in part and reduced or paid in full, in accordance with the provisions of Section 5(b) above, a corresponding amount of the Pledged Securities (13 shares of Chinacomm Cayman held under this Pledge Agreement for each $1.00 of principal reduction on the Note) shall be released from the Pledge Agreement by the “Collateral Agent” (as defined in the Pledge Agreement) and delivered  to the Maker, free and clear of all liens, claims and encumbrances created by such Pledge Agreement.

(b)           In the event and to the extent that this Note shall not have been paid in full by the Maturity Date (unless such Maturity Date shall be extended in writing by the Payee), the amount of the Pledged Securities then being held under the terms of the Pledge Agreement which are not then subject to release and delivery to the Purchaser pursuant to Section 6(a) above), shall be returned to the Payee for cancellation and, simultaneous with such return, this Note shall cancelled and shall be returned by the Collateral Agent to the Maker.

7.           Event of Default.  The occurrence and continuation of any of the following events shall constitute an Event of Default under this Note.

(a)           the failure of the Maker to pay the principal amount of this Note, within ten (10) Business Days of the date when such payment(s) shall be due, in accordance with Section 6 above and under the Pledge Agreement referred to below;

(b)           if the Maker defaults in the performance of any material term, condition or covenant contained in Pledge Agreement, and fails to fully cure such default within ten (10) Business Days after the occurrence of the Maker’s default ; or

(c)           if the Maker has breached in any material respect of any of its material representations or warranties contained in the Purchase Agreement or the Merger Agreement; or

(d)           if the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of the Maker or its assets or property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Federal Bankruptcy Code, (iv) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, assignment, arrangement or winding-up, or composition or readjustment of debts, or (v) have a petition filed against it in an involuntary case under the U.S. Bankruptcy Code.

If any Event of Default occurs and is continuing, then and in every such case the Payee may declare the principal of this Note to be due and payable immediately, by a notice in writing to the Maker, and upon any such declaration such amounts shall become due and payable immediately without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Maker.

8.           Limited.  As a material inducement to the Payee to loan the principal amount of this Note to the Maker on the date hereof, the Maker hereby pledges to the Payee, and its successors, endorsees, transferees or assigns, and grants the Payee a first priority lien and security interest in and to 2,450,000,000 ordinary shares of Chinacomm Limited owned of record and beneficially by the Maker (collectively, the “Pledged Securities”) in the amounts specified the pledge agreement between the Maker and the Payee in the form of Exhibit A annexed hereto and made a part hereof (the “Pledge Agreement”).

9.           Title and Ownership of the Pledged Securities.  All right, title and legal ownership to the Pledged Securities will remain with the Maker at all times until the date of delivery of the Pledged Securities by the Collateral Agent in accordance with Section 6 of this Note and the Pledge Agreement.

10.           Choice of Law: Venue and Jurisdiction. This Note shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of California. The exclusive venue and/or jurisdiction for any proceeding which may be brought in connection with this Note shall be any federal and state court located in Orange County, Los Angeles, California and each of the parties hereto irrevocably consents to such venue and/or jurisdiction.

11.           Miscellaneous Provisions.

(a)           This Note may not be amended or modified, and revision hereto shall not be effective, except by an instrument in writing executed by Maker and Payee.

(b)           Any and all notices, demands or requests required or permitted to be given under this Note shall be given in writing and sent, by registered or certified U.S. mail, return receipt requested, by hand, or by overnight courier, addressed to the parties hereto at their addresses set forth above or such other addresses as they may from time to-time designate by written notice, given in accordance with the terms of this Section. A party may change its address for notification purposes by giving the other parties notice in accordance with the terms of this Section 10(b) of the new address and the date upon which it shall become effective.

(c)           The Maker hereby waive presentment, protest and demand, notice of protest, dishonor and nonpayment of this Note, and expressly agrees that, without in any way affecting the liability of the Maker hereunder, the Payee may extend the time for payment of any amount due hereunder and release any party liable hereunder without in any other way affecting the liability and obligation of the Maker.

(d)           Headings at the beginning of each numbered Section of this Note are intended solely for convenience of reference and are not to be deemed or construed to be a part of this Note.

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IN WITNESS WHEREOF, Maker have executed this Note as of the date first set forth above.

CHINA TEL GROUP, INC

By: /s/ George Alvarez
George Alvarez, Chief Executive Officer